SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2017

Commission File Number: 001-12568

BBVA Banco Francés, S.A.

(Translation of registrant’s name into English)

Av. Córdoba 111, C1054AAA

Ciudad Autónoma de Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the Registration Statement of BBVA Banco Francés, S.A. on Form F-3 filed on June 30, 2017 (File No. 333-219100) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit

1.1	Underwriting Agreement, dated July 18, 2017, between BBVA Banco Francés, S.A. and Morgan Stanley & Co. LLC and Citigroup Global Markets Inc., as representatives of the several underwriters named in Schedule I thereto.

5.1	Opinion of Perez Alati, Grondona, Benites, Arntsen & Martínez de Hoz(h), Argentine counsel to the Registrant, relating to the legality of securities being registered

8.1	Opinion of Davis Polk & Wardwell, LLP, U.S. counsel to the Registrant, regarding certain U.S. federal income tax matters, dated July 18, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA BANCO FRANCÉS S.A.

By:	/s/ Ignacio Sanz y Arcelus
Name: Ignacio Sanz y Arcelus
Title: Chief Financial Officer

Date: July 20, 2017

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